SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ/MF No. 42.150.391/0001-70
State Registration (NIRE) 29300006939

A Publicly-Held Company

NOTICE TO SHAREHOLDERS

     Pursuant to CVM/SEP Circular Letter No. 02/2018, of February 28, 2018, Braskem S.A. (“Braskem” or “Company”) (Ticker B3: BRKM3, BRKM5 e BRKM6) notify its Shareholders and the general market that its shareholders GERAÇÃO FUTURO L. PAR FUNDO DE INVESTIMENTO EM AÇÕES, Mr. HAGOP GUEREKMEZIAN, Mr. HAGOP GUEREKMEZIAN FILHO, Mrs. KATHLEEN NIETO GUEREKMEZIAN, Mrs. REGINA NIETO MOTTA GUEREKMEZIAN, Mrs. KAROLINE GUEREKMEZIAN, ALASKA BLACK MASTER FIA – BDR NÍVEL I, ALASKA BLACK INSTITUCIONAL FIA and ALASKA RANGE FIM, (“Shareholders”), appointed:

(i) to compose the slate of candidates in any separate election of the full and alternate members, respectively, of the Company’s Board of Directors at the Company’s ordinary and extraordinary general meeting to be held on April 30, 2018 (“Meeting”), where shareholders with common shares vote, pursuant to article 141, §4º, item “I”, of Law No. 6,404, dated as of December 15, 1976, as amended (“Brazilian Corporation Law”), if the quorum required for using such prerogative is in attendance, Mr. Walter Luis Bernandes Albertoni and Mr. Wilfredo João Vicente Gomes;

(ii) to compose the slate of candidates in any separate election of the full and alternate members, respectively, of the Company’s Fiscal Council at the Meeting, where shareholders of preferred shares vote, pursuant to article 161, §4º, item “a”, of Brazilian Corporation Law, if this is requested by any shareholder in attendance, Mr. Charles Renne Lebarbenchon and Mr. André Eduardo Dantas; and

(iii) to compose the slate of candidates in any separate election of the full and alternate members, respectively, of the Company’s Fiscal Council at the Meeting, where shareholders of common shares vote, pursuant to article 161, §4º, item “b”, of Brazilian Corporation Law,if this is requested by any shareholder in attendance, Mr. Fabrício Santos Debortoli and Mr. André Rezende.

     The résumés of the candidates appointed by the Shareholders with the information requested in article 10 of CVM Ruling No. 481 are part of this notice to shareholders as per Exhibit I.

     Further, pursuant to the applicable legislation, the names and résumés of the candidates appointed by the Company’s controlling party and by Petróleo Brasileiro S.A. - Petrobras to compose the Company’s Board of Directors and Fiscal Council are included at the management proposal for the Meeting, made available to you at the Company’s office located at Rua Lemos Monteiro, 120 – 24º andar - Butantã, in the City of São Paulo, State of São Paulo - CEP 05501-050, and resubmitted at the following websites http://www.braskem-ri.com.br/ and www.cvm.gov.br as of the date hereof.

     Lastly, it must the stressed that the actual separate election of members of the Board of Directors and the Fiscal Council, under article 141, §4º or §5º, and article 161, §4º, respectively, of Corporation Law, shall occur if the applicable legal requirements are fulfilled.

     The Company’s Investor Relations Department is at your disposal for any further clarifications you may need.

Camaçari, April 10, 2018.

Braskem S.A.
Pedro van Langendonck Teixeira De Freitas
Investor Relations Officer

EXHIBIT I

Résumés and Further Information of the Candidates Appointed by the Shareholders

(Remaining of the page left intentionally blank.
Signatures are on the next pages.)

BRASKEM S.A.
Items 12.5 to 12.10 of the Reference Form

Candidate Appointed to the Board of Directors

12.5	Registration Data and professional experience:

Name	Date of Birth	Age	Occupation
Walter Luis Bernandes Albertoni	09/29/1968	49	Lawyer
Individual Taxpayers’ Register (CPF) or Passport (PAS)	Elective Position Held	Date of Election	Date of Investiture
147.427.468-48	Board of Directors Member	04/30/2018
Term of Office	Other Positions held, and Duties Performed in the Company	Indication if Elected by the Controller
2018 AGM	Not applicable	No
Indication if an Independent Member		Number of consecutive Terms of Office
Yes
Professional Experience

WALTER LUIS BERNARDES ALBERTONI, Brazilian citizen, married, lawyer, with offices located at Rua Urussuí, 92, conjunto 91, Itaim Bibi, São Paulo - SP, graduated from the Pontifical Catholic University of São Paulo, specialized in Corporate Law and Tax Law (INSPER SP) and Civil Procedural Law (COGEAE PUC/SP), more than 25 years of law practice, with emphasis on corporate, civil, civil procedural, tax and commercial law, analysis and preparation of contracts (1993/present), 11 years as a third-party legal consultant to The Association of Capital Markets Investors (AMEC) acting in the institutional defense of the minority shareholders’ rights and interests (2006/present), Member of Petrobras’ Fiscal Board, elected by the preferred shareholders (2013 - present), Member of the Fiscal Board of Banco Bradesco S.A. (2017 - present), Member of the Fiscal Board of Industrias Romi S.A. (2017-present), Member of the Board of Directors of Paranapanema S.A. (2016 - August/2017), (Alternate) Member of the Fiscal Board of Ser Educacional S.A. (2015 - present), (Alternate) Member of the Fiscal Board of SANEPAR S.A (2017), Member of the Fiscal Board of BRADESPAR S.A. (2016), (Alternate) Member of the Fiscal Board of MILLS S.A. (2016), alternate member of the National Financial System Resource Council (CRSFN) (2011 - 2015), Consulting to the Merger and Acquisition Committee (CAF) (2013 - 2017)

Criminal Record Certificate

Walter Luis Bernardes Albertoni has not had any criminal conviction, any adverse award in administrative proceedings by the Brazilian Securities and Exchange Commission (CVM), or any conviction made final and unappealable, in the judicial or in the administrative sphere, which has suspended or disqualified the practice of professional or commercial activities.

12.6 Percentage of Participation in Meetings of the Board during the previous year, held by the respective body after investiture:

[signature]

Board Member	Participation in meetings (%)
Walter Luis Bernardes Albertoni

Not applicable given that there is no subordination, service or control relationship between the appointed board member (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

b. direct or indirect controlling shareholder of the Company

Not applicable given that there is no subordination, service or control relationship between the appointed board member (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or controlling companies or controlled companies of one of such persons

Not applicable given that there is no subordination, service or control relationship between the appointed board member (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company, its controlling or controlled companies.

[signature]
Walter Luis Bernardes Albertoni

DECLARATION

I, Walter Luis Bernardes Albertoni , Brazilian citizen, married, lawyer, bearer of Identity Card (RG) No. 14.009.886, issued by SSP/SP, enrolled with the CPF/MF under No. 147.427.468-48, resident and domiciled at Rua Urussuí, nº 92, conjunto 91, Itaim Bibi, São Paulo - SP, CEP 04542-050, pursuant to article 2 of CVM Ruling No. 367/02, declare, under the penalties of law, that if I am elected to the position of Member of the Board of Directors of Braskem S.A., I will be able to sign the Deed of Investiture to which that rule refers, attesting that: (i) I am not prevented by any special law or sentenced due to a crime of bankruptcy, prevarication, bribe or kickback, graft, embezzlement, against the welfare, the public faith or property, or a criminal sanction that prohibits, even if temporarily, access to public positions, as set forth in article 147, paragraph 1 of Law No. 6,404/76; (ii) I have not been sentenced to a suspension or provisional incapacity penalty applied by the Brazilian Securities and Exchange Commission, which makes me ineligible to exercise management duties inherent to a publicly-held company, as set forth in article 147, paragraph 2, of Law No. 6,404/76; (iii) to the best of my knowledge, I meet the unblemished reputation requirement established by paragraph 3 of article 147 of Law No. 6,404/76; and (iv) I do not hold a position in a company that could be considered a competitor of the company, and I do not have nor represent an interest that conflicts with those of the company, as set forth in article 147, paragraph 3, items I and II, of Law No. 6,404/76.

Lastly, I declare, under the penalties of law, pursuant to article 10 of CVM Ruling (ICVM) No. 481/09 (with wording given by ICVM No. 561/15) and pursuant to items 12.9 and 12.10 of the Reference form attached as Exhibit 24 of ICVM 552/14, that I have no relatives up to the 2nd degree in Braskem S.A., nor marital relationship or common-law marriage with any manager of Braskem S.A., its controlled or controlling entities, as well as no subordination, service or control relationship, for the last three fiscal years, with a controlled company, indirect or direct controlling company, supplier, client, debtor or creditor of Braskem S.A.

São Paulo, April 30, 2018.
[signature]
Walter Luis Bernardes Albertoni
CPF No.: 147.427.468-48

BRASKEM S.A.
Items 12.5 to 12.10 of the Reference Form

Candidate Appointed to the Board of Directors

12.5	Registration Data and professional experience:

Name	Date of Birth	Age	Profession
Wilfredo João Vicente Gomes	07/04/1969	48	Business administrator
Individual Taxpayers' Register (CPF) or Passport (PAS)	Elective Position Held	Date of Election	Date of Investiture
591.561.989-49	Alternate Member of the Board of Directors	04/30/2018

Term of Office	Other positions held, and duties performed in the Company	Indication if elected by the Controller
2018 AGM	Not applicable		No
Indication if an Independent Member		Number of consecutive Terms of Office
Yes
Professional Experience

Wilfredo João Vicente Gomes attended the Business Administration course at the Federal University of Santa Catarina, has a Controllership degree by FECAM and MBA by the Chicago University, as well as specialization in Corporate Governance and Director Development by the Dom Cabral Foundation. Since 2003, he is the CEO of Multicorp Participações, which is the union of the companies OneWG Multicomunciação, Multione Fitness and Multilíders. For three years now, he has been the CEO of LIDE SC and Multicompany. He was member of the Board of Directors of CELESC from 2014 to 2015 and was also member of the administrative council of AES Eletropaulo Committee from 2016 to 2017.

Criminal Record Certificate

Wilfredo João Vicente Gomes has not had any criminal conviction, any adverse award in administrative proceedings by the Brazilian Securities and Exchange Commission (CVM), or any conviction made final and unappealable, in the judicial or in the administrative sphere, which has suspended or disqualified the practice of professional or commercial activities.

12.6	Percentage of Participation in Meetings of the Board during the previous year held by the respective body after investiture:

Board Member	Participation in meetings (%)
Wilfredo João Vicente Gomes	100

12.7 The information set out in item 12.5 with regard to the members of the bylaws committees, as well as of the audit, risk, financial and compensation committees, even if such committees or bodies are provided for in the bylaws:

c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or controlling companies or controlled companies of one of such persons

Not applicable given that there is no subordination, service or control relationship between the appointed board member (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company, its controlling or controlled companies.

[signature]
Wilfredo Gomes

DECLARATION

I, Wilfredo João Vicente Gomes, Brazilian citizen, married, administrator, bearer of Identity Card (RG) No. 1.376.630-9 SSP/SC, enrolled with the CPF/MF under No. 591.561.989-49, resident and domiciled at Av. Gov. Irineu Bornhausen, n° 3600, Torre A - Apto n° 301 - Agronômica, Florianópolis/SC, CEP: 88025-200, pursuant to article 2 of CVM Ruling No. 367/02, declare, under the penalties of law, that if I am elected to the position of Alternate Member of the Board of Directors of BRASKEM S.A., I will be able to sign the Deed of Investiture to which that rule refers, attesting that: (i) I am not prevented by any special law or sentenced due to a crime of bankruptcy, prevarication, bribe or kickback, graft, embezzlement, against the welfare, the public faith or property, or a criminal sanction that prohibits, even if temporarily, access to public positions, as set forth in article 147, paragraph 1, of Law No. 6,404/76; (ii) I have not been sentenced to a suspension or provisional incapacity penalty applied by the Brazilian Securities and Exchange Commission, which makes me ineligible to exercise management duties inherent to a publicly-held company, as set forth in article 147, paragraph 2, of Law No. 6,404/76; (iii) to the best of my knowledge, I meet the unblemished reputation requirement established by paragraph 3 of article 147 of Law No. 6,404/76; and (iv) I do not hold a position in a company that could be considered a competitor of the company, and I do not have nor represent an interest that conflicts with those of the company, as set forth in article 147, paragraph 3, items I and II, of Law No. 6,404/76.

Lastly, I declare, under the penalties of law, pursuant to article 10 of CVM Ruling (ICVM) No. 481/09 (with wording given by ICVM No. 561/15) and pursuant to items 12.9 and 12.10 of the Reference form attached as Exhibit 24 of ICVM 552/14, that I have no relatives up to the 2nd degree in BRASKEM S.A., nor marital relationship or common-law marriage with any manager of BRASKEM S.A., its controlled or controlling entities, as well as no subordination, service or control relationship, for the last three fiscal years, with a controlled company, indirect or direct controlling company, supplier, client, debtor or creditor of BRASKEM S.A.

São Paulo, April 30, 2018.
[signature]
Wilfredo João Vicente Gomes
CPF 591.561.989-49

BRASKEM S.A.
Items 12.5 to 12.10 of the Reference Form

Candidate Appointed to the Fiscal Board

12.5	Registration Data and professional experience:

Name	Date of Birth	Age	Profession
Charles René Lebarbenchon	10/28/1969	48	Lawyer
Individual Taxpayers’ Register (CPF) or Passport (PAS)	Elective Position Held	Date of Election	Date of Investiture
769.387.609-00	Fiscal Board	04/30/2018
Term of Office	Other Positions Held and Duties Performed in the Company	Indication if Elected by the Controller
2018 AGM	Not applicable	No
Indication if an Independent Member		Number of Consecutive Terms of Office
Yes		1
Professional Experience

Charles René Lebarbenchon has a Bachelor of Law by Universidade do Vale do Itajaí - UNIVALI, since 1995 and a specialist (MBA) in Tax Law by Getulio Vargas Foundation - FGV/RJ. For the last five years, he was a partner at law firm Advocacia Gasparino, Fabro, Lebarbenchon, Roman, Sachet e Marchiori Sociedade de Advogados, terminating its partnership to assume the Legal Executive Office of Grupo Brazal - Brasil Alimentos S/A., in addition, he also had the following titles: (i) from 2017 to 2018, Member of the Fiscal Board (Sitting) of Braskem S/A; (ii) from 2017 to 2018, Member of the Fiscal Board (Alternate) of USIMINAS S/A; (iii) from 2016 to 2017, Member of the Fiscal Board (Sitting) of AES Eletropaulo S/A; (iv) from 2015 to 2016, Member of the Board of Directors (Sitting) of Brazpeixes S/A; (v) from 2014 to 2016, Member of the Board of Directors (Sitting) of AES Eletropaulo S/A; (vi) from 2013 to 2014, Coordinator of the Fiscal Board of Eternit S/A; (vii) from 2013 to 2015, Alternate Member of the Fiscal Board of SICOOB Advocacia; (viii) 2013, Member of the Fiscal Board (Alternate) of BIC Banco S/A; (ix) from 2009 to 2014, Member of the Board of Directors (Sitting) of Gaspart S/A;

Criminal Record Certificate

Charles René Lebarbenchon has not had any criminal conviction, any adverse award in administrative proceedings by the Brazilian Securities and Exchange Commission (CVM), or any conviction made final and unappealable, in the judicial or in the administrative sphere, which has suspended or disqualified the practice of professional or commercial activities.

12.6	Percentage of Participation in Meetings of the Board during the previous year, held by the respective body after investiture:

Board Member		Participation in meetings (%)
Charles René Lebarbenchon		100%

12.7	The information set out in item	12.5 with regard to the members of the bylaws

committees, as well as of the audit, risk, financial and compensation committees, even if such committees or bodies are provided for in the bylaws:

The Company has no bylaws or non-bylaws audit, risk, financial and remuneration committees.

12.8 Information of the work as member of the bylaws committees, as well as audit, risk, financial and remuneration committees:

Not applicable, given that, currently, the Company has no installed committee.

12.9. Information regarding the existence of any relatives up to the 3rd degree, marital relationship or common law marriage, between:

a. Company administrators

There is no next-of-kin status between the members of the board of directors appointed among themselves.

b.	(i)	Company	administrators	and	(ii)	administrators	of	directly	or	indirectly	controlled

companies of the Company

There is no next-of kin status between the appointed members of the board of directors and the managers and the companies controlled directly or indirectly by the Company.

c. (i) Company administrators or administrators of its directly or indirectly controlled companies and (ii) direct or indirect controlling companies of the Company

There is no next-of-kin status between the appointed members of the board of directors and the controlling companies of the Company.

d.	(i)	Company	administrators	and	(ii)	administrators	of	direct	or	indirect	controlling

companies of the Company

There is no next-of kin status between the appointed members of the board of directors and the managers and the members of the fiscal board of direct or indirect controlling companies of the Company.

12.10.	Information on the subordination, service or control relationships maintained in the last
3	financial years, between the managers of the Company
a.	company directly or indirectly controlled by the Company

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

b. direct or indirect controlling shareholder of the Company

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or controlling companies or controlled companies of one of such persons

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company, its controlling or controlled companies.

[signature]
Charles René Lebarbenchon

DECLARATION

I, Charles René Lebarbenchon, Brazilian citizen, widow, lawyer, bearer of Identity Card (RG) No. 968.380, issued by SSP/SC, enrolled with the CPF/MF under No. 769.387.609-00, pursuant to article 2 of CVM Ruling No. 367/02, declare, under the penalties of law, that if I am elected to the position of Member of the Fiscal Board of BRASKEM S.A., I will be able to sign the Deed of Investiture to which that rule refers, attesting that: (i) I am not prevented by a special law or sentenced due to a crime of bankruptcy, prevarication, bribe or kickback, graft, embezzlement, against the welfare, the public faith or property, or a criminal sanction that prohibits, even if temporarily, access to public positions, as set forth in article 147, paragraph 1 of Law No. 6,404/76; (ii) I have not been sentenced to a suspension or provisional incapacity penalty applied by the Brazilian Securities Exchange Commission, which makes me ineligible to exercise management duties inherent to a publicly-held company, as set forth in article 147, paragraph 2 of Law No. 6,404/76; (iii) to the best of my knowledge, I meet the unblemished reputation requirement established by paragraph 3 of article 147 of Law No. 6,404/76; and (iv) I do not hold a position in a company that could be considered a competitor of the company, and I do not have nor represent an interest that conflicts with those of the company, as set forth in article 147, paragraph 3, items I and II of Law No. 6,404/76.

Lastly, I declare, under the penalties of law, pursuant to article 10 of CVM Ruling (ICVM) No. 481/09 (with wording given by ICVM No. 561/15) and pursuant to items 12.9 and 12.10 of the Reference form attached as Exhibit 24 of ICVM 552/14, that I have no relatives up to the 2nd degree in BRASKEM S.A., nor marital relationship or common-law marriage with the managers of BRASKEM S.A., its controlled or controlling entities, as well as no subordination, service or control relationship, for the last three fiscal years, with a controlled company, indirect or direct controlling company, supplier, client, debtor or creditor of BRASKEM S.A.

São Paulo, April 30, 2018.

[signature]
Charles René Lebarbenchon
CPF: 769.387.609-00

BRASKEM S.A.
Items 12.5 to 12.10 of the Reference Form

Candidate Appointed to the Fiscal Board

12.5	Registration Data and professional experience:

Name	Date of Birth	Age	Profession
André Eduardo Dantas	10/11/1971	46	Lawyer
Individual Taxpayers’ Register (CPF) or Passport (PAS)	Elective Position Held	Date of Election	Date of Investiture
114.748.808.96	Alternate - Fiscal Board	04/30/2018

Term of Office	Other Positions Held and Duties Performed in the Company	Indication if Elected by the Controller
2018 AGM	Not applicable	No
Indication if an Independent Member		Number of Consecutive Terms of Office
Yes
Professional Experience

André Eduardo Dantas, Lawyer and partner of Escritório Gasparino, Sachet, Roman, Barros & Marchiori Advogados, specialized in Tax and Corporate Law, is a Member of the Fiscal Board Certified by Instituto Brasileiro de Governança Corporativa [Brazilian Institute for Corporate Governance - IBGC]. He was the Legal-Tax Manager of Brasil Telecom S/A, of Coimex Group and Atacadão (Carrefour Group). He is a member of the Legal Commission of IBGC. He is the Chairman of the Fiscal Board of ETERNIT. He was a Member of the Fiscal Board of Tecnisa and AES Eletropaulo. He is a member of the Corporate Governance Group - GGC.

Criminal Record Certificate

André Eduardo Dantas has not had any criminal conviction, any adverse award in administrative proceedings by the Brazilian Securities and Exchange Commission (CVM), or any conviction made final and unappealable, in the judicial or in the administrative sphere, which has suspended or disqualified the practice of professional or commercial activities.

12.6 Percentage of Participation in Meetings of the Board during the previous year, held by the respective body after investiture:

Board Member	Participation in meetings (%)
André Eduardo Dantas

12.7 The information set out in item 12.5 with regard to the members of the bylaws committees, as well as of the audit, risk, financial and compensation committees, even if such committees or bodies are provided for in the bylaws:

The Company has no bylaws or non-bylaws audit, risk, financial and remuneration committees.

12.8 Information of the work as member of the bylaws committees, as well as audit, risk, financial and remuneration committees:

Not applicable, given that, currently, the Company has no installed committee.

12.9. Information regarding the existence of any relatives up to the 3rd degree, marital relationship or common law marriage, between:

a. Company administrators

There is no next-of-kin status between the members of the fiscal board appointed among themselves.

b.	(i)	Company	administrators	and	(ii)	administrators	of	directly	or	indirectly	controlled

companies of the Company

There is no next-of kin status between the appointed members of the fiscal board and the managers and the members of the fiscal boards of companies controlled directly or indirectly by the Company

c. (i) Company administrators or administrators of its directly or indirectly controlled companies and (ii) direct or indirect controlling companies of the Company

There is no next-of-kin status between the appointed members of the fiscal board and the controlling companies of the Company.

d.	(i)	Company	administrators	and	(ii)	administrators	of	direct	or	indirect	controlling

companies of the Company

There is no next-of kin status between the appointed members of the fiscal board and the managers and the members of the fiscal board of direct or indirect controlling companies of the Company.

12.10.	Information on the subordination, service or control relationships maintained in the last
3	financial years, between the managers of the Company
a.	company directly or indirectly controlled by the Company

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Fiscal Board (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

b. direct or indirect controlling shareholder of the Company

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Fiscal Board (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or controlling companies or controlled companies of one of such persons

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Fiscal Board (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company, its controlling or controlled companies.

[signature]
André Eduardo Dantas

DECLARATION

I, André Eduardo Dantas, Brazilian citizen, divorced, lawyer, bearer of Identity Card (RG) No. 19.303.427, issued by SSP/SP, enrolled with the CPF/MF under No. 114.748.808-48, pursuant to article 2 of CVM Ruling No. 367/02, declare, under the penalties of law, that if I am elected to the position of Alternate Member of the Fiscal Board of BRASKEM S.A., I will be able to sign the Deed of Investiture to which that rule refers, attesting that: (i) I am not prevented by a special law or sentenced due to a crime of bankruptcy, prevarication, bribe or kickback, graft, embezzlement, against the welfare, the public faith or property, or a criminal sanction that prohibits, even if temporarily, access to public positions, as set forth in article 147, paragraph 1 of Law No. 6,404/76; (ii) I have not been sentenced to a suspension or provisional incapacity penalty applied by the Brazilian Securities Exchange Commission, which makes me ineligible to exercise management duties inherent to a publicly-held company, as set forth in article 147, paragraph 2 of Law No. 6,404/76; (iii) to the best of my knowledge, I meet the unblemished reputation requirement established by paragraph 3 of article 147 of Law No. 6,404/76; and (iv) I do not hold a position in a company that could be considered a competitor of the company, and I do not have nor represent an interest that conflicts with those of the company, as set forth in article 147, paragraph 3, items I and II of Law No. 6,404/76.

Lastly, I declare, under the penalties of law, pursuant to article 10 of CVM Ruling (ICVM) No. 481/09 (with wording given by ICVM No. 561/15) and pursuant to items 12.9 and 12.10 of the Reference form attached as Exhibit 24 of ICVM 552/14, that I have no relatives up to the 2nd degree in BRASKEM S.A., nor marital relationship or common-law marriage with the managers of BRASKEM S.A., its controlled or controlling entities, as well as no subordination, service or control relationship, for the last three fiscal years, with a controlled company, indirect or direct controlling company, supplier, client, debtor or creditor of BRASKEM S.A.

São Paulo, April 30, 2018

[signature]
André Eduardo Dantas
CPF No. 114.748.808-86

BRASKEM S.A.
Items 12.5 to 12.10 of the Reference Form

Candidate Appointed to the Fiscal Board

12.5	Registration Data and professional experience:

Name	Date of Birth	Age	Profession
Fabrício Santos Debortoli	06/06/1979	38	ACCOUNTANT
Individual Taxpayers’ Register (CPF) or Passport (PAS)	Elective Position Held	Date of Election	Date of Investiture
027.664.219-80	Fiscal Board	04/30/2018
Term of Office	Other positions held, and duties performed in the Company	Indication if elected by the Controller
2018 AGM	No	No
Indication if an Independent Member		Number of consecutive Terms of Office
YES
Professional Experience

Fabrício Santos Debortoli He is an Accountant and had a Graduate Degree in Tax Management from Univali. He is a Partner at G&G Consultores Associados, a corporate consultancy firm. Mr. Debortoli is currently a Member of the Board of Directors of Centrais Elétricas de Santa Catarina S.A., in which he has already been a Member of the Fiscal Board in 2016. For 5 years, he has worked as Financial Controller of Videolar-Innova S.A. And was a Comptrollership Manager of CELESC S.A. And Head of the Tax Accounting Division of Celesc Distribuição S/A, and a Member of the Fiscal Board of G20 Participações S/A.

Criminal Record Certificate

Fabrício Santos Debortoli has not had any criminal conviction, any adverse award in administrative proceedings by the Brazilian Securities and Exchange Commission (CVM), or any conviction made final and unappealable, in the judicial or in the administrative sphere, which has suspended or disqualified the practice of professional or commercial activities.

12.6 Percentage of Participation in Meetings of the Board during the previous year, held by the respective body after investiture:

Board Member	Participation in meetings (%)
Fabrício Santos Debortoli

12.7 The information set out in item 12.5 with regard to the members of the bylaws committees, as well as of the audit, risk, financial and compensation committees, even if such committees or bodies are provided for in the bylaws:

Not applicable, given that the appointed board member is not currently part of any committee.

12.8 Information of the work as member of the bylaws committees, as well as audit, risk, financial and remuneration committees:

Not applicable, given that the appointed board member is not currently part of any committee.

12.9. Information regarding the existence of any relatives up to the 3rd degree, marital relationship or common law marriage, between:

a. Company administrators

There is no next-of-kin status between the members of the board of directors appointed among themselves.

b.	(i)	Company	administrators	and	(ii)	administrators	of	directly	or	indirectly	controlled

companies of the Company

There is no next-of kin status between the appointed members of the board of directors and the managers and the members of the fiscal boards of companies controlled directly or indirectly by the Company.

c. (i) Company administrators or administrators of its directly or indirectly controlled companies and (ii) direct or indirect controlling companies of the Company

There is no next-of-kin status between the appointed members of the board of directors and the controlling companies of the Company.

d.	(i)	Company	administrators	and	(ii)	administrators	of	direct	or	indirect	controlling

companies of the Company

There is no next-of kin status between the appointed members of the board of directors and the managers and the members of the fiscal board of direct or indirect controlling companies of the Company.

12.10.	Information on the subordination, service or control relationships maintained in the last
3	financial years, between the managers of the Company
a.	company directly or indirectly controlled by the Company

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

b. direct or indirect controlling shareholder of the Company

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or controlling companies or controlled companies of one of such persons

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company, its controlling or controlled companies.

[signature]
Fabrício Santos Debortoli

DECLARATION

I, Fabrício Santos Debortoli, Brazilian citizen, married, accountant, bearer of Identity Card (RG) No. 3573560, enrolled with the CPF/MF under No. 027.664.219-80, with address at Rua Alameda Itapecuru, 214 – Alphaville Barueri, SP, CEP 06454-080, pursuant to article 2 of CVM Ruling No. 367/02, declare, under the penalties of law, that if I am elected to the position of Member of the Fiscal Board of Braskem S.A., I will be able to sign the Deed of Investiture to which that rule refers, attesting that: (i) I am not prevented by a special law or sentenced due to a crime of bankruptcy, prevarication, bribe or kickback, graft, embezzlement, against the welfare, the public faith or property, or a criminal sanction that prohibits, even if temporarily, access to public positions, as set forth in article 147, paragraph 1 of Law No. 6,404/76; (ii) I have not been sentenced to a suspension or provisional incapacity penalty applied by the Brazilian Securities Exchange Commission, which makes me ineligible to exercise management duties inherent to a publicly-held company, as set forth in article 147, paragraph 2 of Law No. 6,404/76; (iii) to the best of my knowledge, I meet the unblemished reputation requirement established by paragraph 3 of article 147 of Law No. 6,404/76; and (iv) I do not hold a position in a company that could be considered a competitor of the company, and I do not have nor represent an interest that conflicts with those of the company, as set forth in article 147, paragraph 3, items I and II of Law No. 6,404/76.

Lastly, I declare, under the penalties of law, pursuant to article 10 of CVM Ruling (ICVM) No. 481/09 (with wording given by ICVM No. 561/15) and pursuant to items 12.9 and 12.10 of the Reference form attached as Exhibit 24 of ICVM 552/14, that I have no relatives up to the 2nd degree in Braskem S.A., nor marital relationship or common-law marriage with the managers of Braskem S.A., its controlled or controlling entities, as well as no subordination, service or control relationship, for the last three fiscal years, with a controlled company, indirect or direct controlling company, supplier, client, debtor or creditor of Braskem S.A.

São Paulo, April 30, 2018.

[signature]
Fabrício Santos Debortoli
CPF No. 027.664.219-80

BRASKEM S.A.
Items 12.5 to 12.10 of the Reference Form

Candidate Appointed to the Fiscal Board

12.5	Registration Data and professional experience:

Name	Date of Birth	Age	Profession
André Luiz de Rezende	09/24/1973	44	Business Administrator
Individual Taxpayers’ Register (CPF) or Passport (PAS)	Elective Position Held	Date of Election	Date of Investiture
037.868.887-10	Alternate - Fiscal Board	04/30/2018
Term of Office	Other positions held, and duties performed in the Company	Indication if elected by the Controller
2018 AGM	Not applicable	No
Indication if an Independent Member		Number of consecutive Terms of Office
Yes		00
Professional Experience

André Luiz de Rezende, 44 years old, with a degree in Business Administration, with an MBA in Comptrollership and Finance. He has worked in Financial Market for 12 years, at CEF, Lloyds TSB Bank, BCN, Bradesco and Santander. Mr. Rezende has assisted in the implementation of areas linked to Corporate Governance and Compliance in several of these important financial institutions. He has been elected the best professional of BCN Bank, at a national level, the SUPERAÇÃO Goals Program, in 2002 and 2nd best professional in 2003. He was the first professional of Santander to overcome the maximum score of the SUPERANKING program seven consecutive times (2006). He is an Auditor approved in a public examination of the Treasury State Office of Santa Catarina since 2007 and has worked in positions of Head of Office of SEF (2008/2009), Special Advisor to the Presidency Office of ALESC (2010), a Member of the Fiscal Board of Banco de Desenvolvimento do Estado de SC - BADESC and of Sapiens Parque (2009/2010), Member of the Board of Directors of Companhia de Gás de Santa Catarina - SC Gás (2011 to 2014), Executive Officer of CELESC - Finance, Investors’ Relations, and New Business (2011 to 2013), Municipal Treasury Secretary of Florianópolis (2013/2014), General Secretary of JUCESC – Commercial Registry of the State of Santa Catarina (2015 to 2017) and Acquisitions Officer of the Health State Office (2017/2018).

He was certified as a Member of the Board of Directors, through an exam with 87% of approval, in 2014, with the Instituto Brasileiro de Governança Corporativa [Brazilian Institute for Corporate Governance - IBGC], he has a Specialization in City Sustainable Management 2013 (Future City Program by JICA - Kitakyushu, Fukuoka, Yokohama, Tokyo - Japan). He participated in a Public Administration Innovation Seminar of BID 2015 (Demand Solutions Program - Washington/USA). With improvement courses in the Finance, Management, Audit, Supervision, Corporate Governance and Law areas. He was awarded a Presentation of the Year award - APIMEC/SP 2011, a Respect to Individual Investor Award - EXPOMONEY (2011 and 2012), a 2012 Business Ethics Award and was a finalist in the Administrator of the Year award CRA/SC 2015, being awarded for the Public Administration category.

Criminal Record Certificate

André Luiz de Rezende has not had any criminal conviction, any adverse award in administrative proceedings by the Brazilian Securities and Exchange Commission (CVM), or any conviction made final and unappealable, in the judicial or in the administrative sphere, which has suspended or disqualified the practice of professional or commercial activities.

12.6 Percentage of Participation in Meetings of the Board during the previous year, held by the respective body after investiture:

Board Member	Participation in meetings (%)
André Luiz de Rezende	Candidate

12.7 The information set out in item 12.5 with regard to the members of the bylaws committees, as well as of the audit, risk, financial and compensation committees, even if such committees or bodies are provided for in the bylaws:

The Company has no bylaws or non-bylaws audit, risk, financial and remuneration committees.

12.8 Information of the work as member of the bylaws committees, as well as audit, risk, financial and remuneration committees:

Not applicable, given that, currently, the Company has no installed committee.

12.9. Information regarding the existence of any relatives up to the 3rd degree, marital relationship or common law marriage, between:

a. Company administrators

There is no next-of-kin status between the directors appointed among themselves.

b.	(i)	Company	administrators	and	(ii)	administrators	of	directly	or	indirectly	controlled

companies of the Company

There is no next-of kin status between the appointed members of the board of directors and the managers and the members of the board of directors of companies controlled directly or indirectly by the Company.

c. (i) Company administrators or administrators of its directly or indirectly controlled companies and (ii) direct or indirect controlling companies of the Company

There is no next-of-kin status between the appointed directors and the controlling companies of the Company.

d.	(i)	Company	administrators	and	(ii)	administrators	of	direct	or	indirect	controlling

companies of the Company

There is no next-of kin status between the appointed members of the board of directors and the managers and the members of the board of directors of direct or indirect controlling companies of the Company.

12.10.	Information on the subordination, service or control relationships maintained in the last
3	financial years, between the managers of the Company
a.	company directly or indirectly controlled by the Company

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

b. direct or indirect controlling shareholder of the Company

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company and the controlling companies of the Company.

c. if relevant, supplier, client, debtor or creditor of the Company, of its controlled or controlling companies or controlled companies of one of such persons

Not applicable given that there is no subordination, service or control relationship between the appointed Member of the Board of Directors (other than the ones regarding the exercise of the attributions of their respective positions in the Company), the Company, its controlling or controlled companies.

[signature]
André Luiz de Rezende

DECLARATION

I, André Luiz de Rezende, Brazilian citizen, married, business administrator, bearer of Identity Card (RG) No. 10.018.810-1, issued by IFP/RJ, enrolled with the CPF/MF under No. 037.868.887-10, pursuant to article 2 of CVM Ruling No. 367/02, declare, under the penalties of law, that if I am elected to the position of Alternate Member of the Fiscal Board of BRASKEM S.A., I will be able to sign the Deed of Investiture to which that rule refers, attesting that: (i) I am not prevented by a special law or sentenced due to a crime of bankruptcy, prevarication, bribe or kickback, graft, embezzlement, against the welfare, the public faith or property, or a criminal sanction that prohibits, even if temporarily, access to public positions, as set forth in article 147, paragraph 1 of Law No. 6,404/76; (ii) I have not been sentenced to a suspension or provisional incapacity penalty applied by the Brazilian Securities Exchange Commission, which makes me ineligible to exercise management duties inherent to a publicly-held company, as set forth in article 147, paragraph 2 of Law No. 6,404/76; (iii) to the best of my knowledge, I meet the unblemished reputation requirement established by paragraph 3 of article 147 of Law No. 6,404/76; and (iv) I do not hold a position in a company that could be considered a competitor of the company, and I do not have nor represent an interest that conflicts with those of the company, as set forth in article 147, paragraph 3, items I and II of Law No. 6,404/76.

Lastly, I declare, under the penalties of law, pursuant to article 10 of CVM Ruling (ICVM) No. 481/09 (with wording given by ICVM No. 561/15) and pursuant to items 12.9 and 12.10 of the Reference form attached as Exhibit 24 of ICVM 552/14, that I have no relatives up to the 2nd degree in BRASKEM S.A., nor marital relationship or common-law marriage with the managers of BRASKEM S.A., its controlled or controlling entities, as well as no subordination, service or control relationship, for the last three fiscal years, with a controlled company, indirect or direct controlling company, supplier, client, debtor or creditor of BRASKEM S.A.

São Paulo, April 30, 2018.

[signature]
André Luiz de Rezende
CPF 037.868.88-10

Walter Luis Bernardes Albertoni, Brazilian, Bachelor of Law, graduated from the School of Law of the Pontifical Catholic University of São Paulo. Post-Graduate in Corporate Law and Tax Law (LLM lnsper, former IBMEC-SP), in Civil Procedural Law (PUCSP-COGEAE), with more than twenty (20) years of experience in civil, corporate and business issues. He participated in various operations (M&A) and performed the analysis and preparation of opinions on relevant corporate transactions to the Brazilian securities market. He has been acting for approximately ten (10) years as an outsourced legal counsel to the Association of Capital Markets Investors - AMEC, issuing opinions and preparing institutional manifestations in defending the rights and interests of minority shareholders. Petrobras' Fiscal Council, representing the preferred shareholders (2013 - present), Fiscal Council deputy at Bradespar S.A. (2016), member of the Board of Directors of Paranapanema S.A. (2016), Fiscal Council deputy (alternate) of Ser Educacional (2015 – present); was Advisor (alternate) of CRSFN -Council of the National Financial System Resources (2011-2015), CAF Consultant -Acquisitions and Mergers Committee (2013 - present), member of the CODIM - Market to the Information Disclosure Committee (2007/2009)

Wilfredo Gomes
Married
Resident in the City of Florianópolis
wilfredo@onewg.com.br
phone 48 – 99115 - 4477

ACADEMIC BACKGROUND

He attended the Business Administration course at the Federal University of Santa Catarina, has a Controllership degree by FECAM and MBA by the Chicago University, as well as specialization in Corporate Governance and Director Development by the Dom Cabral Foundation. Since 2003, he is the CEO of Multicorp Participações, which is the union of the companies OneWG Multicomunciação, Multione Fitness and Multilíders. For three years now, he has been the CEO of LIDE SC and Multicompany. He was a Board Member of CELESC and is currently Board Member of the company AES Eletropaulo.

PROFESSIONAL BACKGROUND

Over the last 25 years, he always tried to remain updated by exercising full and continuous knowledge, whether by his academic background or by the several courses he attended in Brazil and abroad.

He attended the Business Administration course at the Federal University of Santa Catarina from 1986 to 1990, but has graduated in Finance and Controllership from FEAN-SC.

In 1996, he spent the year studying at the IES - International School - linked to the New York University - NYU, in New York, United States.

In 2007, he was selected to attend the highly competitive MBA course at the Chicago University -London Campus; however, due to professional commitments he could not move forward.

In 2012, he specialized in Corporate Governance (2012) and subsequently in Director Development (2013) from the Dom Cabral University.

All this background has leveraged his participation in initiatives and projects in the Communications, Political Marketing and Strategic Planning areas.

With full experience in corporate affairs, he has used all his knowledge to increase his participation in board of directors of companies.

Since 2003, in charge of the holding Multicorp, which is the union of the companies OneWG Multicomunicação, the largest advertising agency of the State of Santa Catarina (CEO from 1986 to 2003); Multilíderes - LIDE SC- Group of the largest leading companies of the State, member of the LIDE Brasil directed by João Dória Jr. and Multicompany - interest in real estate development and equity funds.

He also acts as Independent Board Member of AES Eletropaulo, appointed by the minority shareholders led by Geração LPAR fund.

With more than twenty-five years of experience in management, administration and execution of projects in the marketing and advertising fields, he gained notoriety by leading several companies of the industry with several partnerships. Among such companies is Eugenio WG/DDB - 2000-2002, in which he was a partner with Nizan Guanaes, from holding ABC, which is the controlling entity of the DDB Group in Brazil.

During the period he managed the advertising agency OneWG, he dealt with several businesses of the largest national and international private groups, being recognized for his boldness when negotiating with a range of organizations both in the private and the public sectors, as well as with professionals of different areas, cultures and countries. This is one of his most recognized assets in the markets where he operated so far, reinforcing his experience in the participation of national and international projects.

Within the scope of his work in Political Marketing, he elected mayors, congressmen, state representatives and senators for the Santa Catarina State.

GOVERNMENT AFFAIRS

Year after year, he also extended his acting to the governmental sphere. The experience acquired in the political and communication segment throughout the years, together with the experience in the corporate dynamics, created a solid base for his participation in transversal initiatives involving the public and private spheres.

His facility in changing areas within the different government spheres (state, national and foreign) combined with his ability to deal with several interests in projects and to foster new businesses has been developing throughout the time. No doubt, this is today one of the highest points of his career path.

By the analysis of his participation in so many different fronts and initiatives, it is clear that he does not focus on his personal business only but is also highly engaged in larger issues that can make the world a better place, wealthier and more instigating to people.

RESUMÉ – February 2017

Name: Address: Telephone: E-mail:	André Eduardo Dantas, 46 years old. Portugal Avenue, 228, apto. 22 - Brooklin – SP/SP (48) 32120400 - (11) 99169-2610 andre.dantas@gasparino.adv.br

CURRÍCULUM –. Partner of Gasparino,Sachet, Roman, Barros & Marchiori

Office since 2008, specialized in tributary and societary law, focusing its services to large companies and performing in major national centers as Florianopolis, Brasília, Rio de Janeiro, São Paulo and Manaus, time that led 45 lawyers in 4 states and responding for clients as Vale, CSN , Brazil Telecom/OI,Rodrimar, Grupo Simoes, LOM – Lite On Mobile,Videolar, Petrobrás Distribuidora Claro and others important companies.

Is a member of the Brazilian Institute of Corporate Governance – IBGC . André was Board Member (Fiscal) of TECNISA S/A and AES ELETROPAULO S/A in 2012/2013. Is a board member (fiscal) of ETERNIT S/A since 2013 (Fiscal council coordinator), AES TIETE and TECNISA S/A since march 2016. He was member of Board of directors of Gasparino, Sachet, Roman, Barros & Marchiori Law Office 2012/2013.

Member of ABETEL - Brazilian Association of Tax Studies of Telecommunications Companies; Member of the Lawyers Association of São Paulo (AASP).

Member of IPT - Tax Research Institute.

Lawyer registered in OAB/SC 28.904 - A

and Sao Paulo OAB/SP 167.163, with

business address at Prefeito Osmar Cunha Avenue, 183, Block B - 6th floor – down town – Florianópolis, SC - Brazil.

Languages:

English (advanced)

Educational Qualifications.

Graduate in Law from FMU/SP – Faculdades Metropolitanas Unidas – 1.996

Since 2008:

  Commercial Director of Gasparino, Sachet, Roman, Barros & Marchiori –
  Firm of Lawyers. Responsible for commercial area in the 05 (five) states of Brazil (São Paulo, Florianopolis, Manaus, Rio de Janeiro e Brasilia).
  Managing a team of approximately 40 lawyers and 20 paralegals employees. Office with 10 years of experience in Tax Law, Corporate Law and Civil.
  Direct service with large clients, like: Claro; TIM; Oi, Coca-Cola; Grupo Rodrimar, Videolar, LOM – Lite On Mobile, etc.

2006 – 2008

  Institution: TRADE AND INDUSTRY ATACADÃO DISTRIBUTION LTD. (Carrefour Group) Title: Legal Manager Main activities: Responsible for the legal department of the company in Brazil, leading team of lawyers and accountants reporting to founding partner and is responsible for the area of litigation (administrative and judicial), as well as business planning involving other companies the Group's performance in the area of business management together with the Board.
  Responsible for all legal relationships involving public agencies enforcers and prosecutors in general. Heading deployment team CIAP; reviewing fiscal procedures tax / accounting, analysis of accelerated depreciation tax assets, TARE's implementation in the performance of the company and contracts in general, as well as tax compliance.
  Responsible for the management of contracts with outsourced offices, supporting controllership area about the provisions and legal procedures.

2005– 2006

  Institution: MARCONDES ASSOCIATES Firm of Lawyers Title: Director Taxes
  Main activities: Responsible for the legal department of the office, overseeing more than 100 professionals, working in the areas of judicial and administrative litigation, consulting and planning in various areas of law. Accompanying restructuring of corporate business clients, taking into account the acquisition, merger and demerger and respects accounting / tax and feasibility study of corporate restructuring; Best use of tax credits, tax loss compensation; Responsible for the business/commercial area.

2004:

  Legal Tax Manager of Brasil Telecom S / A, which at the time owned average revenue of $ 12 billion / year. Responsible for all Group´s technical issues of legal and tax, including, contingencies management, advisory and tax planning.
  Acting as support for diverse tax issues towards the Company Boards of Directors and managing internal staff and dozens of outsourced lawyers offices (some considered the most prestigious in Brazil).

SEMINARS, CONFERENCES (last 3 years)

(i)13th INTERNATIONAL CONFERENCE ON CORPORATE GOVERNANCE

  IBGC – Sao Paulo - 2012
  Corporate Governance - Principles and Practices – IBGC – Florianopolis/SC –

2012

(iii)12th INTERNATIONAL CONFERENCE ON CORPORATE GOVERNANCE

  IBGC – Sao Paulo – 2011/2012.
  REGULARITY TAX - ISSUANCE OF CERTIFICATE OF DEBT NEGATIVE

CENTRAL TRAINING AND CONSULTANCY PRACTICE - 2010

Issue administrative / judicial Certificate of Debits together with the various government agencies. Regularization and analysis of the constraints of "account -current" taxpayers.

(v) Certified by IBGC - Brazilian Institute of Corporate Governance (fiscal board) –2015.

Fabricio Santos Debortoli.

Brazilian, Married, 38 years old. D.O.B.: 06/06/1979.

Address: Rod. SC 407, 11.326 – Beira Rio - Biguaçu, SC, Zip/Postal Code: 88164-183.

Mobile : (11) 98208-4686

E-mail: fabricio.debortoli@gmail.com
CPF: 027.663.219-80

E D U C A T I O N

  IFRS – Intensive Program 56 hours - IFRSCHOOL – 2011;
  MBA In Finance and Controlling - FGV ( currently enrolled )
  Associated Degree in Tax Management - UNIVALI – 2004;
  Bachelor Degree Accounting - UNIVALI - 2002;

P R O F E S S I O N AL E X P E R I E N C E

  15 years of experience in finance, accounting, tax and controlling, working with three different important companies in the market: Videolar-Innova S.A. / Centrais Elétricas de Santa Catarina S.A. – CELESC e RG Consultores Associados;
  Experience with people management and dealing with workplace conflicts.
  Helping structuring funding raising projects with banks for CAPEX and OPEX;
  Coordinating IFRS accounting projects at CELESC;
  Working as head of the Tax department on the demerging between CELESC Group creating three whole subsidiaries.
  Working as Controlling Manager being responsible for Celesc Holding´s financial statements. Supporting the Investor Relations Department helping Audit Committees and Board of Directors to understand the Company´s performance.
  Invited in 2012 by the businessman Lirio Parisotto, to become the Financial Controller of Videolar S.A. in São Paulo, a strategic job position among the Executive Directors in order to organize and standardize the financial management, ensuring the quality of reports and manage the company’s costs.
  Executive Officer responsible for the project of corporate reorganization at Videolar, Innova and AMZ Mídia companies, all part of the group Videolar, acting from the assembly of corporate structuring and tax, up to the deployment of processes in one company. This entire operation brought a tax gained of approximately 50% of the company’s assets over the next 8 years.
  Outstanding work in the restructuring of operational processes and manufacturing, seeking to reduce cost and maximize the company’s results.
  Experience in Audit Committee of public company.
  My Professional Experience include:

– Controllership	– Accounts Receivable	– Tax Incentives
– Budget and Forecasting	– Cash Flow	– Tax Management
– Financial Analysis	– Physical Inventory	– Merge and Acquisitions
– Financial Statements	– SAP	– Business Remodeling
– Cost Control	– Sarbanes-Oxley	– Audit Committee
– Accounts Payable	– Managing Contracts of debt	– Financial Leverage

Pages 1 of 3

P R O F E S S I O N AL E X P E R I E N C E

G&G Consulting & Partners – Florianopolis – SC	Mar.2018 - Present
Partner

Responsible for the following Projects

Implementing Corporate Governance and Compliance.
Financial Management Tax Planning Operational Efficiency
As Member of Board of Directors and Fiscal Council
Corporate Restructuring
Business Succession Planning

Centrais Elétricas de Santa Catarina S.A. - SC	April. 2017 – Present
Member of the Board of Director

Videolar-Innova S.A., Alphaville – Barueri - SP	Oct.2012 – Fev.2018

▪	Working for a strong reduction in fixed and variable costs of the Company, by means of purchasing policies standardization of internal controls and review processes;
▪	Annual budget´s preparation;
▪	Responsible for management reporting and financial resources of the company, in addition, working in the management of the operating margin indicators;
▪	Working in various tax recoveries, deploying regular reviews and an effective tax planning.
▪	Maintenance update all fiscal and legal documentation through public agencies, federal, state and municipal levels.
▪	Usage of operating system SAP.
▪	Dealing with governmental bodies, such as: Tax Authorities, Federal, State and Municipal Governments, as well as, commercial banks, among others.

Centrais Elétricas de Santa Catarina S.A. - SC	Apr. 2016 – Apr. 2017
Current member of the Audit Committee

Centrais Elétricas de Santa Catarina S.A. - SC	Apr. 2011 – Oct 2012
Controlling Manager

▪	Responsible for the financial statements of the Group Celesc, a public company.
▪	Reporting to the CFO and working directly with the Board of Directors and Audit Committee.
▪	Assisting the Independent Audit Consultancies (big four).
▪	Project coordinator for implementation of IFRS in the group’s companies.
▪	Managing the best corporate governance practices serving the finance committee and audit.
▪	Responsible for the explanation of financial information at the Investor Relations Directors Board.

Pages 2 of 3

G 20 Participações S.A. - SC	Apr.2010 – March. 2013
Audit Committee Member

▪	Helping solving conflicts of interest regarding the approval of the company´s accounting issues.

Celesc Distribuição S.A. - SC	March 2009 – Apr. 2011
Head of tax accounting Division

▪	Working on the calculation of direct and indirect taxes, and in compliance with the related obligations, federal, state and municipal level.
▪	Assisting the Independent Audit Consultancies
▪	Working as a manager responsible for tax planning on the demerging process of group companies.
▪	Responsible for negotiating with tax authorities, on the federal, state and municipal levels.

Languages

▪ English intermediate and advanced student.

Ac co untant Profession al Numb er

▪	CRC/SC no. 25.570/O-0

Pages 3 of 3

Curriculum Vitae
André Luiz de Rezende

Personal Information

Date of birth: 09/24/1973.
Brithplace: Rio de Janeiro - Brazil.

* Condomínio Maria do Mar - Rua Vergílio Ponciano, 133. João Paulo. Florianópolis/SC. CEP: 88.030-680.
( +55 (48) 9636-2929 e +55 (48) 3979-7375.
* E-mail: andreluiz.rezende2013@gmail.com

Area of Interest (objective)

Board member (Council Administration).
Chief Internal Audit

Qualification Summary

Area	Company/Local	Position and Period of Time	Accomplishment, awards and Interesting Links
Public Administration		Purschasing Director 02/02/2017n to 01/20/2018	Responsible for aquisicion for a public health care system – R$ 600 MM per year.
Public Administration		General Director at Board of Trade 02/02/2015 to 02/02/2017	www.jucesc.sc.gov.br Manager of the year 2015 from Council of Managers at Santa Catarina (CRA/SC) – 09/09/2015 https://youtu.be/nRb56Siqj1Y
Public Administration		Public Internal Auditor 07/09/2007 until now	Chief Secretary’s Office Sale of telephony asset Sale of real state asset Audit tax benefits
Public Administration	(*) Directly responsible for R$ 1.2 billion budget equivalent to US$ 435 million	Finance Secretary 07/15/2013 to 02/24/2014

New law for entry to SIMPLES
Coordination of the ICES project by IDB
Recovery of R$ 111 million in debt
15% increase in municipal tax collection
Links:
https://www.youtube.com/watch?v=7m2pFGmfJCM

http://g1.globo.com/sc/santa-catarina/jornal-do-lmoco/videos/t/florianopolis/v/novos-valores-do-iptu-de-florianopolis-continuam-gerando-polemica-e-duvida-entre-moradores/3121631/

http://g1.globo.com/sc/santa-catarina/rbs-noticias/videos/t/florianopolis/v/carnes-do-iptu-devem-chegar-na-proxima-semana-e-moradores-continuam-questionando-reajuste/3122628/

http://g1.globo.com/sc/santa-catarina/rbs-noticias/videos/t/florianopolis/v/secretario-da-fazenda-fala-sobre-o-aumento-do-iptu-em-florianopolis/3082870/

http://www.youtube.com/watch?v=3MXxCpW08Rg
http://www.youtube.com/watch?v=NMWHK527aSY
http://www.youtube.com/watch?v=7m2pFGmfJCM

Energy Infrastructure	(*) Directly responsible for R$ 7 billion budget equivalent to US$ 2.5 billion	CFO and IRO 01/10/2011 to 07/02/2013	Implementation of accounting records in IFRS
Reports publication in GRI
50% increase in liquidity of roles
New bylaws
Awards:
Best presentation of 2011 by APIMEC SP
Ethics in business of 2013 by Instituto Ética nos
Negócios
Links:
www.celesc.com.br
http://www.b2i.cc/Document/1449/136034.pdf
https://www.youtube.com/watch?v=nbKHnc3qbJ0
https://www.youtube.com/watch?v=7vwyA8CPkgo
Oil & Gas Infrastructure	(*) Responsible for R$ 700 million budget equivalent to US$ 250 million.	Board member 01/10/2011 to 04/25/2014	New way to make budget New budget to 2011/2014 www.scgas.com.br
Financial Market		Tax Advisor 2010/2011	www.badesc.sc.gov.br
Technology		Tax Advisor 2010/2011	www.sapiensparque.com.br
Financial Market		From Account Manager to Board Directors From 07/1994 to 07/2007.	Awards: The Best Manager Account in 2001 and 2003 by BCN Bank The Best Manager (Business Area) in 2006 by Santander Bank

APIMEC RJ: 2011 e 2012. APIMEC SP: 2011 e 2012. APIMEC BH: 2011 e 2012. APIMEC DF: 2011 e 2012. APIMEC NE: 2011, 2012 e 2013. APIMEC SUL: 2011, 2012 e 2013.

EXPOMONEY Florianópolis: 2011 e 2012. EXPOMONEY São Paulo: 2011. EXPOMONEY Belo Horizonte: 2012.

XII Congresso Catarinense de Municípios 2014

2º ENAJ – National Board of Trade Meeting – Palmas/TO 2015

1º Corporate Governance Course – 2017 – Governor School of Santa Catarina

3 º Grau – Nível universitário. Faculdades Integradas de Jacarepaguá (FIJ). Administração de Empresas (2001)

Others courses and specializations

Languages Spanish - Intermediate level English - Upper Intermediate level English Certificate – EFSET quick english check (CEFR BI/B2) TOEFL (2017): 60 Chinese (mandarim) - Basic level
Corporate Governance Encontro Anual de Governança Corporativa PREVI (2012) Board Member Certificate by IBGC - Instituto Brasileiro de Governança Corporativa since 2014

International Courses
Políticas de Promoción de la Sociedad de la Información (2009)
Gobierno de Espana – Madrid, Espanha.

La Función Directiva Pública (2009)
Gobierno de Espana – Madrid, Espanha.

Director College (2012) - Stanford University
Introduction to Sustantability (2012) - University of Illinois

Future City (2013) -Japan Government - Fukuoka, Kitakyushu, Yokohama e Tóquio. 76 horas/aula.
Demand Sollutions (2015) – innovation in public administration – BID Washington USA

Management Courses

Development Manegment (2010). Ecole Nationale d’Administration – ENÁ (France/Brasil) –100 hours Recursos Humanos (2008). Fundação Getúlio Vargas – FGV/EBAPE

Ética (2008). Fundação Getúlio Vargas – FGV/EBAPE Propaganda e Marketing (2001). Universidade Castelo Branco Administração de Loja (1997). SEBRAE/RJ

Comunicação e Marketing (1994). Faculdades Integradas de Jacarepaguá

Audit and Law

Plano de Contas e Encerramento de Exercício (2008) - CETEM Centro de Estudos Temáticos de Administração Pública; PAT – Processo Administrativo Tributário (2008) INTRA – Instituto Tributário de Ensino Auditoria Operacional (2008). Escola Fazendária SC

Auditoria Ambiental (2008). Escola Fazendária SC

Course of Internal Audit (2006). FEPESE/Universidade Federal de SC – UFSC (240 hours)

Finance

Administração Financeira: avaliação do desempenho empresarial (2011) Fundação Getúlio Vargas – FGV/EBAPE

Macroeconomia e Desenvolvimento (2010). IPEA

Certificate CPA-10 ANBI D (2007). Associação Nacional dos Bancos de Investimento

Professional Selling Skills System (1999). Habilidades Profissionais em Vendas. Matemática Financeira (1998). SEBRAE/RJ

Bolsa de Valores e Mercados de Capitais (1994). CNBV

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.